FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 28 February 2014
Exhibit No. 2	Total Voting Rights dated 28 February 2014
Exhibit No. 3	Publication of Registration Document dated 07 March 2014
Exhibit No. 4	Director/PDMR Shareholding dated 10 March 2014
Exhibit No. 5	Publication of Prospectus dated 10 March 2014
Exhibit No. 6	Publication of Prospectus 19 March 2014
Exhibit No. 7	Publication of Final Terms dated 24 March 2014
Exhibit No. 8	Morgan Stanley European Financials Conference dated 25 March 2014

Exhibit No. 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Rory Cullinan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Rory Cullinan - 454,787 shares
Computershare Nominee Service Account - 312,997 shares

6. State the nature of the transaction

Exercise of 454,787 Executive share options awarded under The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan at an option price of £2.82.
Sale of 767,784 ordinary shares.

7. Number of shares, debentures or financial instruments relating to shares disposed

767,784

8. Price per share or value of transaction

31,191 shares sold at £3.24
281,806 shares sold at £3.19
454,787 shares sold at £3.20

9. Date and place of transaction

28 February 2014

10. Date issuer informed of transaction

28 February 2014

11. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary and Head of Corporate Governance

Date of notification - 28 February 2014

Exhibit No. 2

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 February 2014:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28-Feb-14
Ordinary shares of £1	6,204,630,382	4	24,818,521,528
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,205,530,382		24,822,121,528

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

Registration Document of The Royal Bank of Scotland Group plc dated 7 March 2014.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8496B_-2014-3-7.pdf

A copy of the above Registration Document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate

London EC2M 4RB

TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

Exhibit No. 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

38

8. Price per share or value of transaction

£3.33

9. Date and place of transaction

7 March 2014

10. Date issuer informed of transaction

7 March 2014

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary and Head of Corporate Governance

Date of notification

10 March 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Alison Rose

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

30

8. Price per share or value of transaction

£3.33

9. Date and place of transaction

7 March 2014

10. Date issuer informed of transaction

7 March 2014

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary and Head of Corporate Governance

Date of notification

10 March 2014

Exhibit No. 5

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus relating to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 10 March 2014.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9604B_-2014-3-10.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate

London EC2M 4RB

TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 6

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 19 March 2014.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6993C_-2014-3-19.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
280 Bishopsgate EC2M 4RB
TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 21 March 2014 (the "Final Terms") for The Royal Bank of Scotland Group plc (the "Issuer") €1,000,000,000 3.625 per cent. Subordinated Tier 2 Notes due 25 March 2024 (the "Notes") issued under the £90,000,000,000 Euro Medium Term Note Programme of the Issuer and The Royal Bank of Scotland plc (the "Programme").

The Final Terms of the Notes contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 10 March 2014 and the supplemental Prospectus dated 19 March 2014 (together the "Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU).

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0367D_-2014-3-24.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case

The Royal Bank of Scotland Group plc

280 Bishopsgate EC2M 4RB

TEL: +44 20 7672 1758

FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 8

The Royal Bank of Scotland Group "RBS" - Morgan Stanley European Financials Conference

Ross McEwan, Chief Executive, will present at the Morgan Stanley European Financials Conference in London on Tuesday 25th March 2014 at 9.00am (UK time). The slides and a live audio webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary